Mail Stop 4561

December 4, 2006

Robert Knight
President
Navitrak International Corporation
1190 Barrington Street, Suite 400
Halifax, Nova Scotia
CANADA B3H 2R4

> **Re:** **Navitrak International Corporation**
> **Amendment No. 4 to Form SB-2**
> **Filed on November 9, 2006**
> **File No. 333-130775**

Dear Mr. Knight:

   We have reviewed your filing and have the following comments. All references to prior comments relate to our letter dated August 9, 2006.

General

1. We note your response to prior comment 4. Your definition of Disclosure Controls and Procedures is more limited than what is called for in Rule13a-15(e) or 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm that you will conform your disclosure in future periodic reports and other filings.

2. Amend to include currently dated consent of the independent registered public accounting firm.

3. We note that you refer to an "independent valuator" throughout your filing (pages 7, 51, 61, 66 and 67). Inclusion of these references in a registration statement requires the identification of the independent appraisal firm and the inclusion of the expert's consent. See Rule 436(b) of Regulation C.

<u>Navitrak International Corporation (Formerly Flashpoint International Inc. – Successor)</u>

<u>Consolidated Statements of Operations</u>

4. With regard to the Consolidated Statements of Operations, revise to present the vertical line between the second and third columns to clearly separate the predecessor and successor results of operations.

You may contact Tamara Tangen at 202-551-3443 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: 604-687-6314</u>
Ethan Minsky
Clark Wilson LLP